Mail Stop 4720

December 3, 2009

Deborah A. Smeltzer
Vice President, Operations and Chief Financial Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, CA 94710
(510) 848-5100

> **Re:** **Dynavax Technologies Corporation**
> **Preliminary Proxy Statement**
> **Filed November 19, 2009**
> **Revised Preliminary Proxy Statement**
> **Filed December 3, 2009**
> **File No. 001-34207**

Dear Ms. Smeltzer:

We have completed our review of the above listed filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Nikki D. Pope
Cooley Godward Kronish LLP